

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2010

Jeffrey J. Gordman
CEO, President and Secretary
Gordmans Stores, Inc.
12100 West Center Road
Omaha, Nebraska 68144

> **Re: Gordmans Stores, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed August 2, 2010**
> **File No. 333-166436**

Dear Mr. Gordman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your revised registration statement and response to comment four of our letter dated June 22, 2010. Please file your executed charter and revise the prospectus to clarify in one location the significant changes to be made by the amended and restated charter.

2. Prior to requesting acceleration of the registration statement, please ensure that we receive a copy of the letter, or a phone call, from FINRA, stating that FINRA has finished its review and has no concerns regarding the proposed underwriting arrangements.

Capitalization, page 26

3. We note from your response to comment one in our letter dated July 30, 2010 that you adjusted cash by $13.4 million to reflect a pay down of the draw on the revolving credit

facility. Please clarify why this adjustment amount is used to arrive at the as adjusted amount of cash in the capitalization table instead of the $16.0 million disclosed in the second bullet on page 25.

4. It appears from your response to comment one in our letter dated July 30, 2010 that several adjustments were made that were not disclosed in the registration statement. In this regard, it appears that you included adjustments for bank amendment fees of $250,000, a fee related to the dividend of $450,000, and the aggregate amount of the management bonus of $2,700,000. We believe that there should be a sufficient explanation of adjustments applied in arriving at the as adjusted column so a reader could prepare the as adjusted column based on the description of the adjustments. Please expand your disclosure to describe how the as adjusted amounts were determined accordingly.

Determining the Fair Value of Our Common Stock, page 51

May 7, 2009 valuation, page 52

5. Please ensure that all disclosed dates correctly correspond with the headings above them or disclose why the dates may differ. We note under this heading you disclose determining your enterprise value at May 1, 2009 rather than the heading date of May 7, 2009 and under the heading March 30, 2010 you disclose the enterprise determination date to be May 7, 2009.

Business, page 55

6. We note your revised disclosure and response to comment four of our letter dated July 30, 2010. With a view to clarifying disclosure, advise us of the assumptions underlying the net benefit of not seeking the types of vendor allowances and reimbursements you identify. In this regard, it is unclear why not requesting rebates from vendors necessarily equates to an ability to charge consumers less.

Certain Relationships and Related Party Transactions, page 90

7. We note your response to comment nine from our letter dated July 30, 2010 and reissue that comment in part. Please revise to address all executive officers, including, as appropriate, Messrs Morand, Heyman and Crump. We also note with respect to Mr. Morand that the bonus agreement appears to exceed $120,000.

Report of Independent Registered Public Accounting Firm, F-2

8. We remind you to remove the restrictive language that appears at the bottom of draft report in the amendment upon which you request acceleration of effectiveness.

Consolidated Statement of Operations, F-3

9. We note your response to comment seven in our letter dated July 30, 2010. To the extent you concluded interest expense was material to the pro forma net income per share calculation, please disclose the assumptions used to arrive at the adjustment to interest expense estimated for both the year ended January 30, 2010 and the thirteen week period ended May 1, 2010. In addition, tell us why the increase to pro forma interest expense of $88,000 was determined to be the same for both the year ended January 31, 2010 and the 13 week period ended May 1, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister at (202) 551-3341 or Ryan Milne, Accounting Branch Chief, at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Gerald T. Nowak, P.C.
        Fax: (312) 862-2200

        W. Morgan Burns, Esq.
        Fax: (612) 766-1600